                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                   ----------------

                                    SCHEDULE 14D-1
       TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES
                                 EXCHANGE ACT OF 1934
                                   AMENDMENT NO. 1

                                   ----------------

                         AETNA REAL ESTATE ASSOCIATES, L. P.

                            A DELAWARE LIMITED PARTNERSHIP
                              (NAME OF SUBJECT COMPANY)

                                  Oak Investors, LLC
                         A DELAWARE LIMITED LIABILITY COMPANY
                                 Arlen Capital, LLC
                                       (Bidder)


                                        UNITS
           (AS DEFINED IN THE LIMITED PARTNERSHIP AGREEMENT OF THE COMPANY)
                            (TITLE OF CLASS OF SECURITIES)

                                      008171100
                        (CUSIP Number of Class of Securities)


                                 Arlen Capital, LLC
                               Don Augustine, Manager
                        1650 Hotel Circle North - Suite 200
                            San Diego, California  92108
                                   (619) 686-2002
            (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications on Behalf of Bidder)

                                   ----------------

                             Calculation of Filing Fee

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    Transaction Valuation*                       Amount of Filing Fee
           $31,250,000                                  $6,250
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 *    For purposes of calculating the filing fee only.  This calculation assumes the purchase of 2,500,000 Units at a purchase price of $12.50 per Unit in the Partnership.

 [  ] Check box if any part of the fee is offset as provided by Rule
      0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:   Not Applicable    Filing Party: Not Applicable
      Form of Registration No.: Not Applicable    Date Filed:   Not Applicable

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                                      Page 1 of 4

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  CUSIP NO. 008171100                                        Page 2 of 7 Pages
  -------------------                                        -----------------

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  i.   Names of Reporting Persons
       S.S. or I.R.S. Identification Nos. of Above Persons

       Oak Investors, LLC - IRS Identification #33-0734018
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  ii.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (a)  / /
                                                                    (b)  / /
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 iii.  SEC Use Only
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 iv.   Sources of Funds (See Instructions)

       WC
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  v.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
       2(e) or 2(f)     / /
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 vi.   Citizenship or Place of Organization

       State of Delaware
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 vii.  Aggregate Amount Beneficially Owned By Each Reporting Person

       17,909 of the issued and outstanding Units
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viii.  Check if the Aggregate in Row (7) Excludes Certain Units (See
       Instructions)       / /
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 ix.   Percent of Class Represented by Amount in Row (7)

       less than 1 percent of the issued and outstanding Units
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  x.    Type of Reporting Persons (See Instructions)

       OO
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       1650 Hotel Circle North, Ste. 200   San Diego, California  92108
                  Ph: (619) 686-2002   Fax: (619) 686-2056

                                    Page 2 of 4

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  -------------------                                        -----------------
  CUSIP NO. 008171100                                        Page 3 of 7 Pages
  -------------------                                        -----------------

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  1.  Names of Reporting Persons
      S.S. or I.R.S. Identification Nos. of Above Persons

      Arlen Capital, LLC - IRS Identification #33-0713478
--------------------------------------------------------------------------------
  2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                   (a)     / /
                                                   (b)     / /
--------------------------------------------------------------------------------
  3.  SEC Use Only
--------------------------------------------------------------------------------
  4.  Sources of Funds (See Instructions)

      AF
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  5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(e) or 2(f)   / /
--------------------------------------------------------------------------------
  6.  Citizenship or Place of Organization

      State of California
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  7.  Aggregate Amount Beneficially Owned By Each Reporting Person

      17,909 of the issued and outstanding Units
--------------------------------------------------------------------------------
  8.   Check if the Aggregate in Row (7) Excludes Certain Units (See
       Instructions)   / /
--------------------------------------------------------------------------------
  9.  Percent of Class Represented by Amount in Row (7)

      Less than 1 percent of the issued and outstanding Units
--------------------------------------------------------------------------------
  10.  Type of Reporting Persons (See Instructions)

      OO
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                                Page 3 of 4

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                          AMENDMENT NO. 1 TO SCHEDULE 14D-1

     This Amendment No.1 amends the Tender Offer Statement on Schedule 14D-1 filed by Oak Investors, LLC, a Delaware limited liability company (the "Purchaser") and Arlen Capital, LLC, a California limited liability company, with the Securities and Exchange Commission on August 11, 1998 relating to the tender offer by the Purchaser to Purchase up to 2,500,000 Units (as defined in the Limited Partnership Agreement of Aetna Real Estate Associates, L.P., a Delaware limited partnership [the "Partnership"]), upon the terms and conditions set forth in the Purchaser's Offer to Purchase dated August 11, 1998 and the related Agreement of Sale to include the information set forth below. Terms not otherwise defined herein shall have the meanings ascribed to them in Schedule 14D-1 and the Offer to Purchase.

ITEM 1.   SECURITY AND SUBJECT COMPANY

     (b) The Offer has been terminated by the Purchaser. No Units were tendered and Purchaser will not purchase any Units.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

     (a)(5)    Summary Publication

     (a)(6)    Press Release


                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    September 1, 1998             OAK INVESTORS, LLC

                                        By:  Arlen Capital, LLC
                                             its Manager


                                             By:  /s/ DON AUGUSTINE
                                                  -----------------------
                                                  Don Augustine, Manager

                                Page 4 of 4

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                                          AETNA REAL ESTATE ASSOCIATES, L. P.

                               EXHIBIT INDEX

                                                                  Sequential
Exhibit No.                      Description                     Page Number
-----------                      -----------                     -----------

(a)(5)                    Summary Publication

(a)(6)                    Press Release